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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                             Commission File Number


                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

               For Period Ended:

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION



                            AmeriNet Group.com, Inc.
________________________________________________________________________________
Full Name of Registrant


________________________________________________________________________________
Former Name if Applicable

                        902 Clint Moore Road, Suite 136C
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

                            Boca Raton, Florida 33487
________________________________________________________________________________
City, State and Zip Code

                                   PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion
[X]  |         thereof  will  be  filed  on or  before  the  15th  calendar  day
     |         following  the  prescribed  due date;  or the  subject  quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be filed on or  before  the  fifth  calendar  day  following  the
     |         prescribed due date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant has completed all parts of its report on Form 10-KSB for the period ended June 30, 1999; however, the financial statements and related management discussion and analysis required therefor have not been completed by the Registrant's auditors. As indicated in the letter from the Registrant's auditor, it expects that it will be completed within the next fifteen days. The delay is a result of the fact that the Registrant has changed its reporting year end from December 31, to June 30, and concluded a material acquisition on June 24, 1999, and the resulting integration and change in reporting period have required modifications in information gathering systems.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                    G. Richard Chamberlin, ESQ.          352-694-6714
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PART IV Number 3

     During the first quarter of 1999, the Registrant disposed of all of its previous operations and during June of 1999, acquired an operating Internet web design, hosting and operating company. Consequently, the prior operations bear no resemblance and have no relation to the current operations. Audited financial statements for the acquired company were filed with the Commission on or about September 9, 1999.


                            AmeriNet Group.com, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date 9/28/99                     By  /s/ G. Richard Chamberlin
    -------------------            ---------------------------------------------

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


(Form 12b-25-07/98)

                                  Exhibit A
   Letter from G. Richard Chamberlin, General Counsel, Secretary and Director
                                 dated 9/28/99.

                          Chamberlin Law Office, P.A.*
                            14950 South Highway 441
                           Summerfield, Florida 34491
                              352-694-6714 (voice)
                               352-694-7153 (fax)

                                                                        Mail to:
                                                                   P.O. Box 3370
                                                   Belleview, Florida 34421-3370

* G. Richard Chamberlin, Esq.
is a member of the Florida & Georgia Bars only

September 28, 1999


Securities and Exchange Commission
Washington, D.C. 20549

Re:  AmeriNet Group.com, Inc f/k/a
     Equity Growth Systems, inc., ("Registrant")
     Form 10-KSB for the calender year ending June 30, 1999.

Dear Sir:

     Except for the financial statements, a completed MD&A which is based on the financial statements, numerical data citing the financial statements and a final review by the auditors, directors and management of such data, the Form 10-KSB for the calender year ending June 30, 1999, including Exhibits has been prepared and is ready to file.


                                   Sincerely,

                           /s/ G. Richard Chamberlin
                             _____________________
                           G. Richard Chamberlin, Esq.
                      Director, Secretary, General Counsel
                         AmeriNet Group.com, Inc. f/k/a
                          Equity Growth Systems, inc.




cc:  Patrick D. Heyn, Daskal, Bolton, Manela, Devlin & Co.
     Michael H. Jordan, President, AmeriNet Group.com, Inc..
     Penny Adams Field,  Director, AmeriNet Group.com, Inc
     Anthony Q. Joffe, Director, AmeriNet Group.com, Inc
     J. Bruce Gleason, Director, AmeriNet Group.com, Inc
     Leonard Tucker,  President, the Yankee Companies, Inc.
     William A. Calvo III, Vice-President, the Yankee Companies, Inc.

                                   Exhibit B
      Letter from Penny Adams Field, Audit Committee Chairman and Director
                                 dated 9/27/99

Bill and Richard,

Given my conversations with Michael and the auditors over the last few days it is apparent that the financial data necessary to complete the draft of the MD&A for the 10K filing is far from being available. Even this morning, they are still grappling with issues related with revenue recognition and have yet to determine what is bookable revenues for the period in question.

My intuition tells me that we can't expect to see an auditor's report for 7-10 days. Since I am in the middle of another SEC filing and a year-end close and inventory count related to another project, I have put the final draft of the MD&A on hold for the time being. At the end of the day I will e-mail you the draft with blanks for future use. Without seeing the financial results we obviously have nothing meaningful to say for the MD&A.

Please let me know as soon as the information is available.

Best Regards,
/s/ Penny

                                  Exhibit C
                      Letter from accountant dated 9/28/99


                     DASZKAL, BOLTON, MANELA, DEVLIN & CO.
                          CERTIFIED PUBLIC ACCOUNTANTS
                   A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

      2401 N.W. BOCA RATON BOULEVARD, SUITE 100 BOCA RATON, FLORIDA 33431
                  TELEPHONE (561) 367-1040 FAX (561) 750-3236



JEFFREY A. BOLTON, CPA, P.A.        MEMBER OF THE AMERICAN INSTITUTE
MICHAEL I. DASZKAL, CPA, P.A.       OF  CERTIFIED  PUBLIC  ACCOUNTANTS
ROBERT A. MANELA, CPA, P.A.
TIMOTHY R. DEVLIN. CPA, P.A.
MICHAEL S. KRIDEL, CPA, P.A.



AmeriNet Group.com, Inc.
902 Clintmoore Road
Suite 136-c
Boca Raton, Florida 33487

Gentlemen:

This letter is to confirm the fact that the audit of the financial statements for the period ended June 30, 1999, will not be complete as of September 28, 1999. The delay is the result of Company's recent acquisition of American Internet Technology Center, Inc. and the change in its year-end to June 30.


/s/ Daszkal Bolton Manela Devlin & Co.

Daszkal Bolton Manela Devlin & Co.
September 28, 1999